EXHIBIT (f)

Description of Queensland and

Queensland Treasury Corporation

FORWARD-LOOKING INFORMATION

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the Queensland Treasury Corporation’s (the “Corporation” or “QTC”) and the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projection and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any further global financial crisis, any subsequent economic downturn, the ongoing economic, banking and sovereign debt crisis in Europe and any stalling of the protracted United States recovery;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State and Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

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QUEENSLAND TREASURY CORPORATION

In 1982, the State established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State of Queensland. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies (as defined in the Act) and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer of the State, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at December 31, 2014, the Corporation had assets totalling A$142.250 billion and liabilities totalling A$140.093 billion (compared to total assets of A$134.230 billion and total liabilities of A$132.072 billion as at June 30, 2014).

The Corporation has two reporting segments. The Capital Markets Operations segment is responsible for providing debt funding, liability management, cash management and financial risk management advice to its public sector clients, while the Long Term Assets segment holds a portfolio of assets which are held to fund the superannuation and other long-term obligations of the State.

For its Capital Markets Operations segment, it had assets totalling A$108.246 billion and liabilities of A$107.492 billion at December 31, 2014 (compared to assets of A$100.799 billion and liabilities of A$100.088 billion at June 30, 2014). In relation to the Long Term Assets segment, assets totaled A$34,004 billion and liabilities totaled A$32,600 billion at December 31, 2014 (compared to assets of A$33,431 billion and liabilities of A$31.983 billion at June 30, 2014).

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The financial statements of the Corporation are comprised of the Statement of Comprehensive Income, Balance Sheet, Statement of Cash Flows, Statement of Changes in Equity and Notes to and forming part of the Financial Statements.

Organization of Queensland Treasury Corporation

The Queensland Treasury Corporation Capital Markets Board (the “Board”) has been established under section 10 of the Act to determine and implement ongoing strategies for capital market operations.

The present Under Treasurer of the State is Mr. Mark Gray.

The powers, functions and duties of the Under Treasurer (save for those relating to the Long Term Assets – see below) have been delegated to the Board. Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation. The current Chairman of the Board is Mr. Gerard Bradley.

The Chief Executive of the Corporation is Philip Noble. The senior management structure includes six executive general managers covering Funding & Markets, Business Services (Risk), Client Services, Corporate Services, Queensland Capital Projects and Strategic Alignment and Implementation.

The business address of the Corporation and the Board is Level 6, 123 Albert Street, Brisbane, Queensland.

Borrowing and Lending Activities of the Issuer

With respect to borrowings, the Corporation raises funds in domestic and international capital markets primarily for on-lending to the State bodies, which include statutory bodies and authorities, government departments, government owned corporations and local governments (“Government Bodies” or “clients”).

At December 31, 2014, the total borrowings of the Corporation were A$100.081 billion. This amount included debt issued under overseas funding programs equivalent to A$2.190 billion based on the prevailing rates of exchange at December 31, 2014. Included in these overseas borrowings were Australian dollar denominated borrowings of A$0.780 billion. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts. The Capital Market Operations segment recorded a profit after tax of A$43.9 million for the half-year ended December 31, 2014 compared to A$119.2 million for the year ended June 30, 2014.

The repayment of principal and the payment of interest on all A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation under the domestic A$ Bond program is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, all offshore bond, medium-term note and commercial paper programs and issuances undertaken by the Corporation have been guaranteed by the Treasurer. Furthermore, all amounts lawfully payable by the Corporation to its counterparties under relevant ISDA arrangements are guaranteed by the Treasurer pursuant to a deed of guarantee issued under section 33 of the Act.

The Corporation’s borrowing and lending functions are separated. This separation is with a view to the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the likely negative impact on the Corporation’s interest rates of borrowing large amounts to meet funding requirements when funds are required by clients.

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Surplus borrowings are held to manage the Corporation’s refinancing risk, clients’ interest rate risk, and to manage the Corporation’s liquidity risk. To ensure the Corporation has high levels of liquidity, these surpluses are held in funding pools with highly liquid investments being made with high quality credit counterparties.

As at December 31, 2014, the Corporation’s on lendings to its clients totaled A$92.239 billion of which A$20.820 billion was to government owned corporations.

Long Term Assets of the Issuer

QTC holds a portfolio of assets which were transferred to QTC by the Queensland Government under an administrative arrangement. These assets are the investments of QTC’s Long Term Assets segment and were accumulated to fund superannuation and other long-term obligations of the State such as insurance and long service leave (“Long Term Assets”). In return, QTC issued to the State fixed rate notes, which has resulted in the State receiving a fixed rate of return on the notes while QTC bears the impact of fluctuations in the value and returns on the asset portfolio.

The Long Term Asset Advisory Board, established by way of Executive Council approval dated July 17, 2008, is responsible for oversight of the Long Term Assets which do not form part of QTC’s day-to-day capital markets operations. The Long Term Assets are held in unit trusts managed by QIC Limited (“QIC”).

During the half-year ended December 31, 2014, the Long Term Assets segment recorded an operating loss after tax of A$44.9 billion. Net equity in the Long Term Assets segment at December 31, 2014 totaled A$(1.403) billion.

The market value of assets held under this arrangement as at December 31, 2014 totaled A$34.004 billion while the liabilities totaled A$32.600 billion.

Under section 15 of the Act profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.

Enterprise Wide Risk Management

The Corporation has an established Enterprise Wide Risk Management Program including Enterprise Wide Risk Management policies and procedures. As part of this Enterprise Wide Risk Management Program, the Corporation continues to monitor and manage its major risks. Significant risks identified under the Enterprise Wide Risk Management Program include (i) being unable to access funds in a sustainable, cost effective manner and (ii) being unable to meet client needs or debt servicing obligations in circumstances of market dysfunction and/or unanticipated cash flows. These risks have the potential to significantly impact the Corporation’s ability to fulfill its obligations under its funding programs and facilities.

To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of highly liquid surplus assets which can be readily liquidated if required. Included in these surplus assets are funds held on account of the Corporation borrowing in advance of requirement to fund both the redemption of maturing debt and to fund clients’ debt financing requirements.

While the Corporation is not subject to the Bank of International Settlements, Basel II and Basel III accords, the Corporation and its Board consider relevant aspects of the Basel II accord and the ongoing developments associated with Basel III. The most significant user of capital is credit risk. In this regard the Corporation has in place strict credit policies that, among other things:

•	limit the amount and term (both on a maximum term and maturity bucket level) of counterparty exposures based on credit ratings and internal credit reviews;

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•	limit the exposure by country;

•	limit the exposure to counterparties rated A- or better by Standard & Poor’s Rating Services, a division of the McGraw Hill Companies (or equivalent by another rating agency); and

•	provide a maximum percentage exposure for the various credit rating bands.

QUEENSLAND

General

The State of Queensland has the second largest land area of the six Australian States and the largest habitable area. It occupies the north-eastern quarter of the Commonwealth of Australia (“Australia” or the “Commonwealth”), covering 1.7 million square kilometers, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and cotton. In addition, the State has extensive deposits of minerals and gasses (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 177,000 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous state in Australia with a population of around 4.72 million persons, or 20.1% of Australia’s population at the end of June 2014. Approximately two-thirds of Queensland’s population lives in the Brisbane, Gold Coast and Sunshine Coast regions in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian states.

Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 2.03 million residents. There are nine other population centers in Queensland with over 50,000 residents.

Government of Queensland

The Commonwealth of Australia was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as states in a federation. In addition to the six states, Australia has a number of territories including the Northern Territory and the Australian Capital Territory, the latter containing the nation’s capital of Canberra.

The federal Parliament can make laws only on certain matters. These include international and inter-state trade; foreign affairs; defense; immigration; taxation; banking; insurance; marriage and divorce; currency and weights and measures; post and telecommunications; and invalid and old age pensions. On some matters the Commonwealth is given exclusive powers and as such the states are unable to legislate in these areas. On other matters the Commonwealth and the states have concurrent powers, whereby both the Commonwealth and the states may legislate. The states retain legislative powers over matters not specifically listed in the Constitution. In cases of conflict in areas where the Commonwealth and states have concurrent powers to make laws, Commonwealth law has priority and the state law is invalid to the extent of any inconsistency.

State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

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While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for national budget policy, fiscal policy and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and state conciliation and arbitration tribunals, legislation over the last two decades underpins a move away from central wage fixation toward enterprise based agreements. This move is expected to make the labor market more flexible.

Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

The most recent State election was held in January 2015. The Australian Labor Party (“ALP”) formed Government after winning 44 seats (of an 89 seat parliament) and securing the support of one independent member, replacing the previous government led by the Liberal National Party (the “Previous Queensland Government”). The next State election is due to be held by the first half of 2018. The current Premier is the Honourable Annastacia Palaszczuk, who entered the State Parliament in 2006.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 14 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all state revenues and for all state expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by independent public servants with each department having a Director-General who, under the Financial Accountability Act 2009, is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Land Court, Children’s Court, Magistrates Court, the District Court, the Supreme Court and the Queensland Civil and Administrative Tribunal. The Court of Appeal is a division of the Supreme Court. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments”, “Government Owned Corporations” or “public enterprises”.

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QUEENSLAND ECONOMY

Overview

Queensland has a modern, diversified economy, with a large services sector, coupled with strong agricultural, mining and manufacturing sectors.

Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal products. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, other livestock and cotton.

Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State’s history. Queensland’s Northwest Minerals Province has been one of the world’s premier base metals producing regions. Further, the State’s coal and bauxite reserves are among the largest in the world; generally of high grade and easily accessible.

The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. Further advancements underway include the development of alternate energy sources such as natural and coal seam gas.

Historically, the manufacturing industry has not been as important to the Queensland economy as other Australian States. Manufacturing in Queensland specialised to meet the internal requirements of the Queensland economy, including minerals processing and agriculture. However, in recent years the manufacturing sector has diversified and expanded into higher value-added and high technology industries.

International and interstate tourism is also an important contributor to the Queensland economy. Queensland boasts many natural attractions, including the Great Barrier Reef, extensive beaches, island resorts and tropical rainforests as well as cosmopolitan cities and a unique countryside.

Like all modern economies, Queensland has an extensive service sector which complements a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years. The importance of the manufacturing sector has gradually declined over the period, while the importance of the financial and insurance and professional scientific and technical services sectors has increased.

Economic Strategy

The recently elected ALP Government has committed to building a strong economy and providing opportunities for all Queenslanders. The Government’s economic strategy includes a responsible approach to managing the State’s finances and a particularly strong focus on employment growth, workforce participation and lowering the State’s unemployment rate.

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Economic Growth

Global economic conditions have remained weak in the years following the Global Financial Crisis (“GFC”), particularly in advanced economies where ongoing concerns about the sustainability of Government debt levels have necessitated a crucial balance between fiscal austerity and policies to stimulate economic activity. Queensland’s major trading partner growth is forecast to improve across the forward estimates out to 2017-18, albeit at a sub-trend pace. Queensland’s economic growth moderated to 2.3% in 2013-14, from 3.1% in the previous year. This outcome was similar to growth in Australia, following two years in which economic growth in Queensland was higher than Australia. Real gross state product (“GSP”) growth in 2013-14 was driven by a strong contribution from net exports, while household consumption and dwelling investment also contributed to growth. As the construction phase of three liquefied natural gas (“LNG”) projects started to wind down, business investment fell in 2013-14, but remained at a very high level, totalling more than A$56 billion.

Real Economic Growth - Queensland and Australia

(original, CVM(a))

	Queensland GSP		Australia GDP(b)
Year	A$ Billion	% Change	A$ Billion	% Change
2008-09	260.7	1.0	1,371.0	1.7
2009-10	264.3	1.4	1,397.9	2.0
2010-11	267.2	1.1	1,430.4	2.3
2011-12	279.8	4.7	1,483.7	3.7
2012-13	288.4	3.1	1,520.9	2.5
2013-14	295.1	2.3	1,559.7	2.5

(a)	Chain volume measure; reference year 2012-13.
(b)	Gross domestic product.

Source:	Australian Bureau of Statistics (the “ABS”) 5220.0.

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2009-10	2010-11	2011-12	2012-13	2013-14
Overseas merchandise exports (A$ billion)	43.3	49.4	52.9	44.4	44.8
Retail turnover (A$ billion)	49.1	50.2	52.2	54.6	57.0
Private gross fixed capital formation (A$ billion)	57.0	63.0	80.0	83.4	82.6
Mineral production (A$ billion)	29.7	35.6	38.5	30.4	n/a
Agricultural production (A$ billion)	10.4	10.5	10.9	11.2	11.0
Employment (‘000) (a)	2,215	2,255	2,285	2,291	2,331
Unemployment rate (%)(a)	5.6	5.4	5.5	5.9	6.0
Increase in consumer prices (%)(a)	2.7	3.3	1.9	2.0	2.8
Average weekly ordinary time earnings (A$) (a)	1,219	1,279	1,311	1,397	1,430

(a)	Year-average

Note:	All monetary values are in current prices, n/a: data not available.

Sources:	ABS 5220.0; 5368.0; 6202.0; 6302.0; 6401.0; 8501.0; Queensland Department of Agriculture, Fisheries and Forestry; Queensland Department of Natural Resources and Mines.

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Structure of the Queensland Economy

The following table shows the annual percentage changes and contributions to growth in GSP/GDP in Queensland and Australia for 2012-13 and 2013-14.

Components of Economic Growth

(original, CVM(a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2012-13	2013-14	2012-13	2013-14	2012-13	2013-14	2012-13	2013-14
Household consumption	2.4	2.2	1.3	1.2	1.9	2.2	1.1	1.2
Private gross fixed capital formation	3.2	-3.4	0.9	-1.0	2.5	-2.1	0.6	-0.5
- Dwellings	-10.4	4.0	-0.6	0.2	-3.8	4.7	-0.2	0.2
- Business investment	7.7	-5.7	1.5	-1.2	4.3	-5.9	0.6	-0.9
(i) Non-dwelling construction	10.3	-1.9	1.4	-0.3	9.4	-2.1	0.8	-0.2
(ii) Machinery and equipment	2.3	-14.3	0.1	-0.9	-4.1	-13.1	-0.2	-0.7
- Other investment	-0.5	0.4	0.0	0.0	4.1	3.9	0.2	0.2
Private final demand(b)	2.7	0.3	2.3	0.2	2.1	0.9	1.7	0.7
Public final demand(b)	-2.5	0.6	-0.6	0.1	-0.2	2.1	0.0	0.5
Overseas exports	4.5	4.7	0.8	0.9	5.4	4.5	1.0	0.9
Overseas imports	8.8	-7.2	-1.5	1.3	1.7	-1.6	-0.3	0.3
Balancing item	n/a	n/a	2.3	-0.1	n/a	n/a	0.2	0.1
Statistical discrepancy	n/a	n/a	-0.2	-0.1	n/a	n/a	0.0	0.1
GSP/GDP	3.1	2.3	3.1	2.3	2.5	2.5	2.5	2.5

(a)	Chain volume measure; reference year 2012-13.
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation.

Source:	ABS 5220.0.

Based on ABS Annual State Accounts (5220.0) data (see table above), key features are:

•	Household consumption growth in Queensland moderated to 2.2% in 2013-14, following a 2.4% rise in the previous year. Falling commodity prices have driven a weakening in the terms of trade, which has flowed through to weak household income and spending growth.

•	Dwelling investment grew 4.0% in 2013-14, following six consecutive years of decline. Conditions in the labor intensive dwelling sector are expected to strengthen in 2014-15, supported by expectations of a sustained period of low interest rates.

•	In contrast, business investment fell by 5.7% in 2013-14, after almost doubling in the previous three years. Business investment in Queensland has been driven by several large scale LNG projects with a combined capital expenditure in excess of A$60 billion. The strength of LNG investment has reached its peak and is beginning to unwind as the LNG projects reach completion and move towards the production phase in 2014-15 and 2015-16. Excluding LNG, business investment was weak in 2013-14. Subdued global economic conditions and spare capacity in the domestic economy have seen businesses defer purchases of machinery and equipment, which fell 14.3% in 2013-14. With LNG investment winding down and lower commodity prices impeding new resource projects, business investment is forecast to decline sharply in 2014-15 and more modestly in 2015-16, before returning to a more sustainable longer term growth path from 2016-17.

•	Overseas exports also grew strongly. With earlier investments bringing extra capacity on line and low prices encouraging miners to increase volumes to help cover fixed costs, coal exports exceeded 200 million tonnes (“mt”) for the first time in 2013-14. Reflecting the import intensive nature of LNG projects, overseas capital goods imports fell 45.1% in 2013-14. As a result, the trade sector made a 2.2 percentage point contribution to growth in 2013-14.

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Overseas Merchandise Exports

Queensland is one of Australia’s major exporting states, accounting for 17.4% of Australia’s total merchandise exports in 2013-14, the second largest share of all states.

The nominal value of Queensland’s overseas merchandise exports rose 0.9% in 2013-14, driven by an increase in the value of coal exports, which contributed 1.8 percentage points to growth.

A 15.4% increase in the volume of coal exports in 2013-14 offset lower prices for coal, which drove the nominal value of coal exports 4.2% higher over the year. Growth in Queensland’s coal volumes was due to an increase in production capacity, along with significant cost reductions at existing mines, which made them more competitive.

The nominal value of non-ferrous metals also bolstered overseas merchandise exports in 2013-14, increasing 19.6%. This growth was driven by an increase in production levels in Queensland, supported by the commissioning of new mines. The successful transition from open pit to underground mining at the Ernest Henry mine underpinned an increase in copper exports while an expansion of mining at George Fisher and the commissioning of the greenfield Lady Loretta mine supported increased zinc exports. The total value of Queensland exports of meat rose 19.1% to A$4.3 billion in 2013-14. The volume of meat exports reached a record high in 2013-14, driven by strong global demand and producers continuing to reduce stocks amid ongoing drought.

Partially offsetting these gains were sharp falls in some of the smaller drought affected export categories, including cereals, textile fibres (most of which is cotton) and fruit and vegetables.

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Overseas Merchandise Exports, Queensland

(A$ million, current prices)

Export Categories(a)	2011-12	2012-13	2013-14(p)
Rural(b)
Meat	3,359	3,593	4,277
Textile fibers	1,479	1,200	1,009
Cereals and cereal preparations	616	651	429
Vegetables and fruit	419	566	423
Feeding stuff for animals	315	348	180
Other rural	2,171	1,268	1,472

Total	7,458	7,626	7,790

Crude minerals
Coal, coke and briquettes(b)	24,988	18,478	19,262
Metalliferous ores	3,560	3,357	3,446
Petroleum and related products/materials	127	226	195
Other crude minerals	136	38	50

Total	28,810	22,100	22,952

Processed minerals and metals(b)
Non-ferrous metals(b)	4,137	3,511	4,198
Other processed minerals and metals	251	235	239

Total	4,388	3,746	4,437

Other manufactures
Machinery and non-transport equipment	1,344	1,332	1,263
Chemicals, fertilizers (excl. crude), plastics, etc.	674	600	498
Transport equipment	334	324	318
Leather, rubber, other materials, furniture, clothing, etc.	253	243	256
Miscellaneous manufactures and beverages	362	373	410

Total	2,967	2,873	2,746

Manufactures (sum of processed minerals and metals and other)	7,355	6,619	7,183
Confidential and special(b)	9,245	8,088	6,888

Total overseas exports of merchandise goods	52,868	44,433	44,814

(p)	Preliminary.
(a)	Based on the Standard International Trade Classification (SITC3).
(b)	A significant proportion of coal exports (particularly pulverized coal injection (PCI) exports), along with sugar and some processed metal exports are classified as confidential by the ABS. As a result of changes to the method used to confidentialise export items in June 2013, some confidential commodities have been removed from the ‘Confidential and special’ category and the State total in 2013-14 understates the actual amount of trade.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished foreign trade data.

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets.

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There has been significant construction work done in developing Queensland’s Coal Seam Gas to Liquefied Natural Gas (“CSG-to-LNG”) industry in recent years. LNG exports commenced in 2014-15, and are expected to strengthen considerably from 2015-16 to become the state’s second largest export.

In the 2013-14 financial year, the A$ exchange rate averaged US$0.92, a 10.6% depreciation on the previous year and has fallen below US$0.80. Going forward, the lower A$ is seen as an important element in stimulating non-mining areas of the economy, including exports, as they become relatively cheaper for foreign buyers.

Although Queensland exports to a range of overseas markets, the major destinations for Queensland merchandise are countries in Asia, which account for more than three quarters of all exports (see table below). China remained Queensland’s largest export market in 2013-14, accounting for 25.8% of the State’s overseas merchandise exports, an increase of 5.1 percentage points on 2012-13. Japan had been Queensland’s largest export market for several decades prior to 2012-13, but its share of total exports has been trending downwards over time, to be the second largest in 2013-14. Other major export markets in 2013-14 included South Korea, India and the European Union.

The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods

(% of total, current prices)

	2011-12	2012-13	2013-14(p)
North Asia Total	55.4	56.9	60.0
China	14.9	20.7	25.8
Japan	22.3	19.8	19.2
South Korea	12.3	11.3	10.5
Taiwan	5.2	4.4	3.8
Hong Kong	0.7	0.6	0.8

South Asia Total	18.0	18.1	17.1
India	11.4	10.8	10.4
Indonesia	2.3	1.8	1.7
Thailand	1.2	1.5	1.3
Malaysia	1.4	1.7	1.2
Singapore	0.8	1.4	1.2

North America	3.3	4.0	4.1
United States	2.7	3.1	3.3
Canada	0.6	1.0	0.8

European Union(a)	11.8	9.6	8.6
New Zealand	1.7	1.9	1.8
Brazil	1.4	1.2	1.1
Other	8.3	8.3	7.2

(a)	Includes the UK.
(p)	Preliminary

Source:	ABS unpublished trade data.

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Tourism Exports

The number of overseas tourist(a) nights spent in Queensland decreased by 3.0% in 2013-14, to 29.5 million nights. Despite this decline, the number of international tourist nights remains elevated, following strong growth of 13.3% in 2012-13. Overall, the UK was the largest individual source of international tourist nights to Queensland in 2013-14, at 4.2 million nights, ahead of New Zealand, with 3.7 million nights.

Overseas tourist(a) nights by source, Queensland

(thousand nights)

	2011-12	2012-13	2013-14
New Zealand	4,077	4,200	3,679
China	1,566	2,203	2,277
Taiwan	1,468	1,696	2,006
South Korea	2,978	2,233	1,758
Japan	1,320	1,580	1,614
Other Asia	2,249	3,119	3,437
UK	3,704	4,682	4,247
Germany	1,388	1,854	1,827
Other Europe	4,196	4,653	4,427
US	1,123	1,405	1,228
Other Countries	2,767	2,786	2,992

Total	26,836	30,411	29,492

(a)	Tourists are defined as people visiting friends/relatives or holidaying.

Source:	Tourism Research Australia.

Interstate visitors are also an important tourism market for Queensland and regularly contribute more to Queensland economic activity than international tourism. In 2012-13, Queensland’s interstate tourism gross value added (“GVA”) was the highest of all states at A$2.8 billion.

Interstate tourist nights fell 7.1% in 2013-14, partially reversing an 11.0% rise in 2012-13.

Overseas Merchandise Imports

Queensland’s overseas merchandise imports growth is likely understated in 2013-14, with some imports of investment goods (largely LNG-related) not included in state totals by the ABS. The nominal value of Queensland’s overseas merchandise imports fell 0.7% to A$41.9 billion in 2013-14. The fall in nominal imports was driven by a 9.9% fall in road motor vehicles (down A$679 million) and a 6.1% decrease in other machinery and transport equipment (down A$569 million), the latter reflecting the winding down of mining and resource related investment. This was mostly offset by an 11.0% rise in mineral fuels, petroleum and lubricants (up A$1.2 billion), which was in turn driven by a 15.1% increase in crude petroleum oils imports. This gain is broadly in line with the long term growth of petroleum imports to Queensland.

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The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Merchandise Imports, Queensland

(A$ million at current prices)

Import Categories(a)	2011-12	2012-13	2013-14(p)	Annual change, 2013-14, %
Live animals, food, beverages & tobacco	1,297	1,376	1,636	18.9
Mineral fuels, petroleum and lubricants	10,037	10,943	12,142	11.0
Chemicals	1,805	1,796	1,900	5.8
Road motor vehicles	6,597	6,852	6,173	-9.9
Other machinery and transport equipment	8,632	9,367	8,798	-6.1
Other manufactured goods	7,969	8,899	8,680	-2.5
Other	3,473	2,958	2,554	-13.7

Total overseas imports of goods	39,810	42,190	41,884	-0.7

(a)	Based on the Standard International Trade Classification.
(p)	Preliminary.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished trade data.

Population and Employment

Queensland’s estimated resident population was 4.7 million in June quarter 2014, 20.1% of the Australian population. Population growth in Queensland picked up following the GFC, but has moderated in recent quarters. Over the year to June quarter 2014, Queensland’s population increased by 1.5%.

Natural increase made the largest contribution to population growth in Queensland over the year to June quarter 2014. Meanwhile, growth in net overseas migration to Queensland continues to moderate, and is at its lowest level since the year to June quarter 2005. A weakening in economic conditions in Queensland also saw new interstate migration growth moderate over the year.

Following weak growth in the previous year, Queensland employment growth accelerated to 1.8% in 2013-14, reflecting a recovery in the labor intensive services sector. However, employment growth in Queensland remained below its long run average, reflecting subdued growth in household consumption and incomes, as well as soft business investment outside the resource sector.

Queensland’s labor force participation rate fell for the fifth consecutive year, down 0.1 percentage point to 66.0% in 2013-14 and down 1.8 percentage points since it peaked in 2008-09. With growth in the labor force (1.9%) slightly stronger than employment growth (1.8%) in 2013 14, the year-average unemployment rate rose 0.1 percentage point, to 6.0%.

A rise in the number of part-time workers has been the main driver of Queensland employment growth in recent years, with a rise in female part-time employment in particular. Queensland’s largest employing industry, Health care and social assistance (which traditionally employs a higher proportion of female, part time workers), recorded the strongest employment gains in the past 12 months (being the average of the four quarters ending December 31, 2014).

Meanwhile, mining industry employment (which accounts for around 3% of total employment) has peaked and may decline further as operators continue to chase productivity improvements in challenging market conditions. This also reflects the capital intensive nature of resource projects, particularly when operational.

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The following tables show employment by industry for Queensland and the rest of Australia and average annual growth over the past 5 years.

Employed Person by Industry, Queensland(a)

	2010	2011	2012	2013	2014	Average annual change 2010 to 2014
	(’000)	(’000)	(’000)	(’000)	(’000)%
Agriculture, Forestry & Fishing	84.8	69.8	70.9	61.9	52.6	-9.1
Mining	45.0	58.7	69.0	76.7	73.0	10.1
Manufacturing	187.9	176.2	168.1	170.7	168.1	-2.2
Electricity, Gas, Water & Waste Services	29.6	37.0	37.5	30.5	33.8	2.7
Construction	227.1	228.2	221.6	233.6	225.9	-0.1
Wholesale Trade	77.5	73.8	71.8	76.4	66.0	-3.2
Retail Trade	253.0	247.2	243.4	255.3	261.0	0.6
Accommodation & Food Services	159.7	161.0	159.3	153.2	165.2	0.7
Transport, Postal & Warehousing	125.7	128.3	127.4	133.7	120.1	-0.9
Information Media & Telecommunications	30.3	32.3	31.3	29.3	32.7	1.5
Financial & Insurance Services	56.0	54.8	64.5	57.7	55.4	-0.2
Rental, Hiring & Real Estate Services	52.3	51.1	52.2	47.0	49.3	-1.2
Professional, Scientific & Technical Services	146.1	153.7	153.9	162.5	176.5	3.9
Administrative & Support Services	79.3	81.7	76.9	82.0	87.6	2.0
Public Administration & Safety	140.3	146.4	148.3	150.9	150.2	1.4
Education & Training	164.5	169.5	178.9	170.0	179.8	1.8
Health Care & Social Assistance	245.0	266.0	278.7	274.2	294.7	3.8
Arts & Recreation Services	37.4	40.9	38.6	37.0	40.2	1.5
Other Services	88.0	83.9	91.5	99.1	110.1	4.6

Total(b)	2,229.4	2,260.1	2,283.9	2,301.3	2,341.9	1.0

(a)	Four quarter average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS 6291.0.55.003.

Employed Persons by Industry, Rest of Australia(a)

	2010	2011	2012	2013	2014	Average annual change 2010 to 2014
	(’000)	(’000)	(’000)	(’000)	(’000)%
Agriculture, Forestry & Fishing	270.3	245.5	246.3	238.2	272.0	0.1
Mining	142.3	161.3	196.1	190.1	177.6	4.5
Manufacturing	790.8	771.1	780.0	751.3	758.0	-0.8
Electricity, Gas, Water & Waste Services	111.4	111.0	111.9	116.6	112.4	0.2
Construction	771.6	785.7	760.8	776.4	813.1	1.1
Wholesale Trade	333.8	338.1	334.8	346.5	321.6	-0.7
Retail Trade	929.8	952.8	950.9	963.4	977.3	1.0
Accommodation & Food Services	577.0	606.0	597.9	624.7	611.8	1.2
Transport, Postal & Warehousing	445.7	450.4	432.9	459.4	476.7	1.4
Information Media & Telecommunications	181.1	174.4	195.6	174.8	175.6	-0.6
Financial & Insurance Services	337.6	363.2	355.2	358.7	361.4	1.4
Rental, Hiring & Real Estate Services	139.5	144.1	156.6	146.7	166.8	3.6
Professional, Scientific & Technical Services	695.8	702.4	748.2	739.1	750.3	1.5
Administrative & Support Services	304.2	313.6	318.6	306.1	294.7	-0.6
Public Administration & Safety	548.1	570.0	554.4	592.7	580.7	1.2
Education & Training	675.3	673.6	696.4	720.7	735.8	1.7
Health Care & Social Assistance	987.5	1,029.6	1,063.8	1,102.8	1,112.0	2.4
Arts & Recreation Services	153.0	167.2	169.8	170.7	170.2	2.2
Other Services	367.5	358.4	361.5	360.0	378.4	0.6

Total(b)	8,761.9	8,918.3	9,031.2	9,138.8	9,246.4	1.1

(a)	Four quarter average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS 6291.0.55.003.

Prices

The Brisbane consumer price index (“CPI”) rose 2.8% in 2013-14, stronger than the 2.0% growth recorded in 2012-13. This compares to an average annual growth in Brisbane’s consumer prices of 2.9% since the Royal Bank of Australia’s adoption of inflation targeting in 1993-94. The national CPI rose 2.7% in 2013-14.

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Income

Queensland recorded growth in average weekly earnings of 1.6% in 2013-14, compared with 2.3% growth nationally. The most recent figures available for average weekly earnings and household income per capita are listed below:

Measures of Income

State	Household Income per capita 2013-14	Average Weekly Earnings 2013-14
	A$	A$
Queensland	56,293	1,090
New South Wales	59,991	1,116
Victoria	53,586	1,061
South Australia	54,016	1,063
Western Australia	69,850	1,305
Tasmania	48,730	938
Australia	58,807	1,119

Sources: ABS 5220.0 and 6302.0.

Wages Policy

Wage bargaining at the enterprise level has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the ‘Award’ system of centralized wage-fixing as the dominant method of structured wages negotiation in Australia.

As of May 2014, 43.4% of Queensland workers were covered by collective agreements, making it the most common type of wage-setting agreement. In comparison, 32.1% of workers were covered by individual agreements with 21.3% covered by awards only.

On December 31, 2009, Queensland legislation referred state industrial relations powers for the private sector to the Commonwealth. This referral complemented the Commonwealth legislation for a national industrial relations system, which commenced on January 1, 2010. The new national industrial relations system applies to all Queensland private sector employees. Public sector and local government workers in Queensland generally remain under the state industrial relations system. As of June 2014, State and local public sector employees in Queensland totaled 339,800 persons, accounting for 16.1% of all employees in the State.

The Coalition (led by the Liberal Party of Australia) formed government following the federal election held on September 7, 2013. The current Federal Government’s policies promote enterprise bargaining, continuing a progressive transition to a more decentralised system.

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PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland and Australia’s industry gross value added.

Queensland/Australian Gross Product-Major Industry Sectors, 2013-14(a)

(CVM, 2012-13 reference year)

Sector	Queensland (A$ millions)	Australia (A$ millions)	Queensland as a % of Australia
Agriculture, forestry and fishing	6,906	35,606	19.4
Mining	27,354	128,138	21.3
Manufacturing	18,251	99,700	18.3
Services(b)	224,499	1,197,721	18.7

Total	277,060	1,461,165	19.0

(a)	Based on industry gross value added. Gross value added refers to the value of output at basic prices minus the value of intermediate consumption at purchasers’ prices. Basic prices valuation of output removes the distortion caused by variations in the incidence of commodity taxes and subsidies across the output of individual industries.
(b)	Includes General Government and ownership of dwellings.

Source:	ABS 5220.0.

Mining

Over the past decade, the mining sector has been a significant contributor to Queensland’s economy.

Queensland has large reserves of coal, bauxite, gold, copper, silver, lead and zinc, as well as large ‘unconventional’ resources of coal seam natural gas.

There are currently three major CSG-to-LNG projects under construction in Queensland, with a total capital expenditure in excess of A$60 billion.

First gas was exported from the Queensland Curtis LNG project in January 2015 and LNG export volumes are expected to ramp up in 2015-16, driving an acceleration in overall economic growth in that year. LNG exports are projected to become Queensland’s second largest export after coal by 2016-17, with a nominal value of around A$14 billion in that year.

In 2013-14, Queensland accounted for 21.3% of the nation’s total mining output. Queensland’s mining production was severely impacted by heavy rain and cyclone Yasi in 2010-11 but industry output has grown at an average annual rate of 8.5% in the three years to 2013-14.

In 2013-14, Queensland’s mining industry accounted for 9.9% of the State’s total industry gross value added, while 79,000 people were directly employed (3.4% of total employment) in the mining industry.

The Queensland mining industry is a major source of export earnings and makes a substantial contribution to capital investment and regional development. Mining also provides a base for a number of the State’s leading value added industries.

Coal

Coal is Queensland’s leading export commodity. In 2013-14, the value of non-confidentialised coal exports (this excludes coal exports which have been confidentialised by the Australian Bureau of Statistics, such as pulverised coal injection exports) accounted for 43.0% of Queensland’s total merchandise exports. Despite growth of 15.3% in the volume of non-confidentialised coal exports in 2013-14, significantly lower prices resulted in the value of coal exports only rising by 4.2%, to A$19.3 billion.

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Coal is also Queensland’s most significant commodity in terms of the value of resources produced, accounting for around three quarters of Queensland mineral production by value in 2012-13 (latest available data).

The value and quantity of selected minerals produced in Queensland from 2008-09 to 2012-13 are shown in the following tables.

Queensland Resource Production –Value(a)

(A$ millions)

Mineral	2008-09	2009-10	2010-11	2011-12	2012-13
Black coal	41,498	22,779	26,758	29,709	22,761
Copper concentrate	2,308	1,801	2,913	2,157	1,626
Gold bullion	508	490	518	709	562
Bauxite	231	368	501	596	688
Lead concentrate	1,434	1,826	1,988	1,877	2,922
Zinc concentrate	1,595	1,144	1,461	1,641	1,052
Crude oil	493	159	201	325	n/a
Natural gas(b)	767	655	631	684	n/a
Other	597	432	632	820	236

Total(c)	49,430	29,653	35,602	38,519	30,409

(a)	Value of production does not include transport or handling costs or other by-products such as coke or briquettes in the case of coal.
(b)	Conventional and unconventional
(c)	Total excludes crude oil and natural gas

n/a:	data not available

Source:	Queensland Department of Natural Resources and Mines.

Queensland’s Principal Resource Production –Volumes

Mineral	2008-09	2009-10	2010-11	2011-12	2012-13
Black coal (‘000t)	190,553	205,619	179,834	187,614	208,328
Copper concentrate (‘000t)	1,348	973	1,118	1,063	920
Gold bullion (kg)	22,092	24,414	19,587	25,207	18,224
Bauxite (‘000t)	17,415	17,890	19,504	21,560	25,276
Lead concentrate (‘000t)	665	702	695	672	1,463
Zinc concentrate (‘000t)	1,661	1,593	1,864	1,916	1,208
Crude oil (megaliters)	550	433	401	459	n/a
Natural gas (gigaliters) (a)	6,089	7,015	7,263	7,279	n/a

(a)	Conventional and unconventional

n/a:	data not available

Source:	Queensland Department of Natural Resources and Mines.

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Agriculture

The agriculture, forestry and fishing industry in Queensland accounted for 2.5% of Queensland’s industry gross value added and 19.4% of Australia’s total agricultural production in 2013-14. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Queensland’s foreign earnings.

In 2013-14, around half of the nominal gross value of Queensland’s agricultural production was derived from four products–beef, sugar cane, cereals and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

According to the Queensland Department of Agriculture, Fisheries and Forestry, the nominal value of Queensland’s agricultural production fell 2.4% in 2013-14. A 27.5% fall in the gross value of cereals production, to A$790 million, drove this decrease. Partially offsetting this was 13.7% rise in the nominal value of fruit and vegetables to A$2.8 billion in 2013 14. The value of cotton production fell 6.6% in 2013-14, as cotton lint volumes fell 13.6%.

The following table presents figures on the nominal gross value and volume of agricultural commodities produced in Queensland over the five years to 2013-14.

Queensland’s Major Agricultural Commodities – Nominal value and volume of production

	2009-10	2010-11	2011-12	2012-13	2013-14(a)
Gross Value (A$m)
Cattle and calves	3,229	3,418	3,450	3,247	3,259
Poultry	359	396	430	438	494
Pigs	231	221	212	204	250
Sheep and lambs	45	55	59	47	58
Sugar cane	1,425	940	1,080	1,072	1,068
Wool	87	118	115	106	83
Cereals	577	902	821	1,089	790
Fruit and vegetables	2,208	2,055	2,247	2,425	2,758
Dairying (total whole milk production)	296	258	269	226	220
Cotton	355	660	981	677	632
Other	1,619	1,519	1,385	1,844	1,494

Total agriculture	10,431	10,542	11,040	11,375	11,106

Volume of Production
Beef and veal (‘000 tonnes)	1,007	1,043	1,054	1,113	1,176
Sugar cane (‘000 tonnes)	28,161	25,776	26,329	29,086	29,219
Wool (tonnes) (b)	8,817	8,207	7,538	7,659	5,762
Wheat (‘000 tonnes)	1,346	1,524	1,886	1,614	1,200
Cotton lint (‘000 tonnes)	131	339	470	346	299

(a)	Gross value figures are forecasts provided by the Queensland Department of Agriculture, Fisheries and Forestry.
(b)	Taxable wool received by brokers and purchased by dealers from wool producers.

n/a:	data not available

Sources:	Queensland Department of Agriculture, Fisheries and Forestry Queensland AgTrends 2014-15; ABS 7215.0; ABS 7218.0; Australian Sugar Milling Council, Annual Review 2013-14; Australian Government Department of Agriculture, Forestry and Fishing. Australian Crop Report September 2014.

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Other Primary Industries

Forestry and logging

The value of Queensland’s forestry and logging production was forecast to rise 16.7% to A$175 million in 2013-14. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings.

Fisheries

The value of Queensland’s fisheries production fell 2.3% to A$424 million in 2013-14. Commercial fishing operations constituted around 60% of the fisheries output (in value terms), with the remaining portion sourced from aquaculture and recreational fishing.

Manufacturing

In 2013-14, the manufacturing sector accounted for 6.6% of Queensland’s industry gross value added. Queensland’s share of Australia’s total manufacturing output was 18.3% in 2013-14.

Historically, manufacturing in Queensland was developed to service and process the State’s agricultural and mineral resources. In common with most industrialized nations, the relative importance of manufacturing has declined in favor of service-based industries over time.

The main sources of sales and services income in the Queensland manufacturing industry in 2012-13 (latest data available) were food and metal product manufacturing. The nominal value of overseas exports of Queensland’s manufactured goods, including processed minerals and metals, totaled A$7.2 billion in 2013-14. The value of manufactured exports overseas rose 8.5% in 2013-14, partially reversing a 10.0% fall in the previous year.

Services

Transport

Queensland has 15 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Maryborough in the south-east to Burketown in the north-west. The Queensland railway network encompasses nearly 10,000 kilometers of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in Central Queensland.

Competition has been introduced into rail freight with the privately owned Pacific National now active in Queensland, while the coal and freight components of the previously government owned Queensland Rail (now ‘Aurizon’) have been privatized. Rail freight operators also compete with road haulage companies for Queensland’s freight. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerized freight are hauled by both rail and road.

The Queensland public road network, extending approximately 187,000 kilometers, is constantly being upgraded and extended to maintain its safety and viability.

Queensland has two major and four secondary international airports as well as a large network of commercial domestic airports and private airfields. Brisbane airport is the third busiest in the country behind Sydney and Melbourne.

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Communications

Queensland is served on a state-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation and the Special Broadcasting Service. In addition, three commercial television networks, each with numerous sub-channels, and a community television station operate within the State. Queensland has a widespread cable and satellite pay television service in operation, comprehensive commercial and public radio networks.

Broadband internet services are also available in all major centers across the State. The Federal Government is currently constructing a national broadband network (“NBN”). While the current Federal Government is also committed to the project, it is likely to implement some changes to the rollout over the coming years. The revised rollout is expected to deliver fibre optic cable to the premises for 22% of households and fibre to the node for 71% of Australian premises. The remaining 7% of premises will have access to next-generation fixed wireless and satellite technologies. The NBN has the revised objective of providing download data rates of between 25 and 100 megabits per second for the whole nation by 2016.

Construction

The Queensland construction industry directly provided 9.9% of employment in the State during 2013-14. Meanwhile, dwelling investment in Queensland rose 4.0% in 2013-14, following a 10.4% decline in the previous year. The combination of sustained low interest rates and rising house prices are expected to support further growth in dwelling investment in 2014-15 and 2015-16.

According to the ABS Annual State Accounts, non-dwelling construction – which consists of non-residential building (shops, offices, factories, etc) and engineering construction (mines, ports, roads, etc) – fell 1.9% in 2013-14. New engineering construction fell 2.9%, but remains elevated following several years of rapid growth. Construction activity in the Queensland LNG industry, driven by several large scale projects with a combined capital expenditure in excess of A$60 billion, is expected to wind down in coming years as projects near completion. In comparison, non-residential building construction rose strongly (up 16.0%) in 2013-14, to be above the pre GFC peak of 2007-08. Stronger construction activity on retail/wholesale and health facilities were the key drivers of this growth.

Tourism

Tourism directly accounted for an estimated 3.7% of overall output (gross value added, at basic prices) in the State in 2012-13 (latest estimate available). The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favourable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometres of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs, and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometers of beaches which provide facilities for surfing, water-skiing, fishing, cruising and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views.

The Gold Coast’s natural attractions have been supplemented by developments including theme parks, world class golf courses, extensive canal developments and internationally-recognized restaurants and entertainment venues.

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The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centers on the coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international center for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

A total of 1,790,152 international tourists (defined as those arriving for holiday or visiting friends and relatives) visited Queensland in 2013-14. In total, they spent 29.5 million nights in the State with an average length of stay of 16.5 nights. The number of international tourists in Queensland rose 2.9% in 2013-14, the second consecutive year of growth, following five years of decline.

Traditionally, domestic tourism has been a larger market than international tourism in Queensland, however, the last three years has seen international tourist nights outnumber those from interstate visitors. Tourists from interstate spent a total of 26.4 million nights in Queensland in 2013-14, a decrease of 7.1% on 2012-13. This decrease follows a strong increase of 11.0% in 2012-13.

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FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Prior to 1927, each state and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the states and the Commonwealth led to the Financial Agreement in 1927, recognizing that it was in the interests of all to cooperate when borrowing in these markets. This agreement established the Australian Loan Council and the State Government’s Loan Council Program (the “Loan Program”) to determine and coordinate the public borrowings of the Commonwealth and the State Governments.

Until the early 1970s, the Loan Program was the main source of funds for capital expenditure by the states. However, states found it increasingly necessary to rely on borrowing by semi-government authorities to fund capital expenditures. Most states established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities.

The June 1990 Loan Council meeting agreed that the states would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets.

This debt has now been fully taken over by the states and territories. The Loan Council decision has also meant that from June 30, 1990, there have been no additional allocations of Commonwealth Government securities to the states and territories.

Overall, these arrangements replaced Commonwealth debt to the private sector with state and territory debt; they did not alter the financial position of the public sector as a whole. They did, however, represent a significant structural reform in Commonwealth-state financial relations. They placed full responsibility on the states and territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual state governments to greater scrutiny by the community and financial markets.

From 1993-94, new Loan Council monitoring and reporting arrangements have applied to the financing activities of Commonwealth and state governments. The major feature of the new Loan Council arrangements is the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus, with the latter being a more meaningful indicator of the impact of the public sector on the economy.

Under the Loan Council arrangements the Commonwealth and each state and territory is responsible for nominating its intended allocation, known as the Loan Council Allocation (“LCA”), and is based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example finance and operating leases).

Loan Council considers the appropriateness of nominated LCAs from two perspectives: firstly, if the aggregate of the nominated LCAs is inconsistent with macroeconomic policy objectives there may need to be some adjustment. Secondly, if Loan Council has concerns about the fiscal outlook for a jurisdiction it may require a more comprehensive justification for its proposed LCA or, in some cases, may request the government to modify its fiscal strategy. This should occur only rarely.

The emphasis of the arrangements is on credible budgetary processes, ensuring a high level of public understanding of public sector financing developments and facilitating increased financial market scrutiny, rather than on the Loan Council attempting to enforce rigid compliance with a particular LCA. The arrangements are supported by uniform and more comprehensive arrangements for the reporting of public sector finances. These are designed to meet the needs of the markets for accurate and meaningful information about the level of net borrowings.

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For 2013-14, the Queensland LCA Outcome was a deficit of A$5.106 billion.

State Borrowing Guarantee

On March 25, 2009, the Australian Government announced that it would provide a time-limited, voluntary guarantee over state government borrowings for a fee based on the underlying credit rating of the State. The legislation was passed by the Federal Parliament and received Royal Assent on June 29, 2009, becoming operational on July 24, 2009. Queensland announced on June 16, 2009 that it intended to apply the guarantee to all existing Australian dollar benchmark bond lines which (at that time) had a maturity date between 12 months and 15 years. The Reserve Bank of Australia approved QTC’s application for the Commonwealth Government Guarantee (“CGG”) to be applied to its selected domestic bonds on September 18, 2009 and has issued CGG-eligibility certificates.

On February 7, 2010, the Australian Government announced the withdrawal of its guarantee of new State borrowings undertaken after December 31, 2010. All existing CGG bonds will continue to be guaranteed until maturity or when the bonds are bought back and extinguished by the State.

Since the withdrawal of the CGG, in order to re-establish a State Government Guaranteed (“SGG”) yield curve, QTC has issued SGG bond lines in parallel to the existing CGG lines and also to fill maturity gaps. QTC also continues to offer investors (at its discretion) opportunities to swap some CGG lines for SGG lines.

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the states. The Commonwealth also has exclusive constitutional power to impose excise duty, a goods and services tax and customs duty. The Commonwealth raises no wealth taxes, estate or gift duties. The states impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the rateable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements then in operation should be replaced by financial assistance grants to the states. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments based on the principle of horizontal fiscal equalization. This principle requires state governments to receive funding such that, if each made the same effort to raise revenue from its own sources and operated at the same level of efficiency of service delivery, each would have the capacity to provide services and associated infrastructure to the same standard.

Financial assistance grants were paid in addition to grants provided by the Commonwealth to the states for specified purposes or with conditions attached. Although these grants for specific purposes have existed for much of the period since federation, their importance as a form of Commonwealth grant has increased significantly since the 1970s.

Commonwealth-State Relations under National Tax Reform

The introduction of a Goods and Services Tax (“GST”), a broad-based consumption tax, was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms included significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations.

The main features of the Agreement include:

•	the provision to the States of all revenue from the GST. The principle of horizontal fiscal equalization was endorsed as the method for distributing GST revenue amongst the states;

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•	the abolition of financial assistance grants to the states; and

•	the abolition of a number of state taxes. In Queensland’s case, this includes the abolition of nine taxes over time in order to improve the overall efficiency of the national taxation system.

In 2014-15, it is expected that Queensland will receive A$11.8 billion in GST revenue. Queensland is currently assessed by the Commonwealth Grants Commission as requiring more than an equal per capita share of the GST distribution.

The Intergovernmental Agreement on Federal Financial Relations

On March 26, 2008, the Council of Australian Governments agreed to implement a new framework for federal financial relations. The focus of the new framework is on significantly reducing Commonwealth prescriptions on service delivery by the states, in conjunction with clearer roles and responsibilities and outcomes-based public accountability.

A new agreement – the Intergovernmental Agreement on Federal Financial Relations – commenced on January 1, 2009. The main features of the new framework included:

•	a reduction in the number of specific purpose payments, without reducing the overall level of payments. A large number of these payments were aggregated into five broader streams of funding supported by new national agreements in the areas of healthcare, schools, skills and workforce development, disabilities services, and housing.

•	a focus on outcomes that improve the well-being of Australians, through improvements in the quality, efficiency and effectiveness of government service delivery, with reduced Commonwealth prescriptions on how the States achieve outcomes or deliver services, and enhanced accountability to the public for outcomes achieved or outputs delivered.

•	greater funding certainty to the States, with the new national agreements to be ongoing with periodic reviews to ensure the maintenance of funding adequacy and the relevance of objectives.

•	the provision of National Partnership payments by the Commonwealth to the States to support the delivery of specified projects and facilitate or reward nationally significant reforms.

•	the continued provision of all GST revenue to the States.

It is an ongoing task for Queensland and other governments to ensure the original intent of the framework is maintained, given the different and competing priorities sometimes facing state, Territory and Australian Governments.

In 2013-14, general revenue assistance, made up of GST revenue, represented 23% of Queensland Government revenue, while payments for specific purposes represented 18% and grant for on-passing to other entities represented a further 5% of Queensland Government revenue.

National Health reform

The National Healthcare Specific Purpose Payments expired on July 1, 2012 and was replaced by a new payment stream as set out in the National Health Reform Agreement (“NHRA”). Under this arrangement, Queensland is expected to receive A$3.163 billion in 2014-15 (A$14.267 billion over four years to 2017-18). In 2014-15, 2015-16 and 2016-17 growth funding from the Australian Government will be based on 45% of the efficient cost of additional hospital activity.

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Under the NHRA, growth in funding from the Australian Government from 2017-18 was to increase to 50% of the efficient costs of additional hospital activity. In the 2014-15 Commonwealth Budget, the Australian Government revised the indexation arrangement with funding from 2017-18 to be tied to a combination of the CPI and population growth.

National Disability Insurance Scheme (“NDIS”)

In December 2012, to support the implementation of the NDIS in Queensland, the Government committed to increase Queensland’s disability funding by an additional A$868 million over the six year period to 2018-19. This funding, combined with the previous Australian Government’s commitment in May 2013 to increase the Medicare levy and to share the additional levy revenue with the States to assist in funding NDIS, has provided Queensland with a viable funding basis for NDIS.

The May 2013, NDIS Heads of Agreement between the Australian and Queensland Governments commits Queensland to transition all clients to the NDIS over a three year period commencing July 1, 2016. During transition the Queensland Government will contribute 59.4% towards the care and support costs of eligible participants each year. From 2019- 20, at full implementation, Queensland will provide a fixed capped contribution of A$2.03 billion towards Scheme costs (including Queensland’s share of the Medicare levy of A$197 million).

Students First – A fairer funding agreement for schools

Following the 2013 Federal Election, the Australian Government committed to increase funding to those states which had not signed the previous Federal Government’s National Education Reform Agreement. Under the new Students First funding arrangement, funding available to Queensland for government schools will be A$1.128 billion in 2014-15 (A$5.547 billion over four years to 2017-18). The new funding arrangement for schools commenced on January 1, 2014.

In the 2014-15 Commonwealth Budget, the Australian Government announced that from the 2018 school year onwards, the Students First funding will be indexed to CPI with an allowance for school enrollment numbers.

A review of the Australian Government’s new funding arrangements for schools will occur in 2015.

2015 Commonwealth Grants Commission (“CGC”) Review Methodology

In June 2013, the CGC received Terms of Reference for a review of the methodology used to determine the distribution of GST among the states, to report to the Commonwealth Treasurer by early 2015. The Commonwealth will provide the CGC’s Final Report to states before the 2015-16 Commonwealth Budget. The Australian Government’s GST Distribution Review, which released its final report in November 2012, made a number of recommendations relating to the CGC’s methodology, including the development of a new mining assessment. These recommendations are being considered by the CGC as part of the 2015 Review of Methodology. To date, the GST Distribution Review has not impacted on GST relatives.

The 2015 Review of Methodology will consider the recommendations of the GST Distribution Review, the implications of recent national reforms on the GST distribution, and other improvements and simplifications that may be made to the methodology.

The 2015 Review will aim to improve the current methodology in the context of:

•	the recommendations of the final report of the GST Distribution Review

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•	major reforms in federal financial relations that have occurred since the last review of the methodology (2010), including National Health Reform, the NDIS and the National Education Reform Agreement, and

•	the ongoing need to ensure that the assessments are as simple and robust as possible, and consistent with the quality and fitness for purpose of the available data.

Key issues for Queensland in the 2015 Review are Transport, Interstate wages, recognising mining related expenditure and developing a new assessment of mining revenue.

National Commission of Audit (“NCoA”) and White Papers on federalism and tax reform

In October 2013, the Commonwealth Treasurer announced the commencement of a NCoA to assess the role and scope of Government and to ensure taxpayers’ money is spent wisely and efficiently. The NCoA was undertaken in two phases; Phase One dealt with federal relations reform issues and Phase Two with Commonwealth infrastructure and public sector accountability. The Commission released its report on May 1, 2014 with 86 recommendations. Among the recommendations was the need to reduce vertical fiscal imbalance and clarify roles and responsibilities between the Commonwealth and the states.

Recommendations from the NCoA reports are expected to inform the White Paper processes on federalism and tax reform announced by the Australian Government following the 2013 Federal Election.

The White Paper processes present opportunities to ensure Australia’s federation and tax system are functioning well, supporting a strong, dynamic economy and delivering effective services to the community. At the May 2, 2014 Council of Australian Governments meeting, the Commonwealth and all state governments committed to work closely and collaboratively on both White Papers. A Steering Committee, chaired by the Australian Government and involving all state governments and the Australian Local Government Association, has been established to oversee the development of the Federation White Paper.

The White Papers are expected to be finalized by the end of 2015.

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QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various existing Acts of Parliament while Parliament approves of expenditure via the Appropriation Acts on a yearly basis.

With the Budget generally presented to Parliament in June, the Appropriation Acts are passed by Parliament around August/September after the Budget Estimates hearings. The Appropriation Acts approve expenditure for the upcoming financial year (i.e., the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year, until the Appropriation Bill receives Royal Assent. There is one Act for the Legislative Assembly and one for all other agencies.

Fiscal reform

The 2012-13 Budget included measures worth A$7.8 billion over the period 2012-13 to 2015-16, comprising:

•	expense measures of A$5.3 billion;

•	revenue measures of A$0.8 billion;

•	capital measures of A$1.7 billion.

These measures were largely achieved by exiting activities that were not seen as the domain of the Queensland Government, by reducing waste and inefficiency in Government activities and by implementing specifically targeted revenue measures.

Another major component of the 2012-13 Budget fiscal measures was a reduction in Full Time Equivalent (“FTE”) positions in 2012-13. Data available from the Public Service Commission indicates that the number of FTEs decreased by 6.5% between June 30, 2012 and June 30, 2013.

The 2013-14 State Budget

The 2013-14 State Budget was made significantly more difficult by the rebuilding task following the widespread flooding arising from ex-Tropical Cyclone Oswald. The disaster was estimated to cost A$2.5 billion, and followed significant natural disasters in 2010-11 and 2011-12, to bring total disaster spending over the 2012-13 to 2014-15 period to A$8.8 billion (as per the 2013-14 Mid Year Fiscal and Economic Review (“MYFER”) estimate).

In addition, key revenue sources such as taxation, GST and mining royalties were estimated to have fallen by A$4.2 billion in underlying terms between the 2012-13 Budget and 2013-14 Budget. This reflected ongoing weakness of export coal prices, downward reductions in the GST pool distributed by the Australian Government and the impact of the slower than anticipated property market recovery on transfer duty and land tax.

To keep a fiscal balance in 2014-15 within reach and ensure borrowings in the General Government sector stabilised, further measures were implemented in the 2013-14 Budget. These are outlined below:

•	A two year deferral, from July 1, 2013 to July 1, 2015, of the second planned increase in the payroll tax threshold, from A$1.1 million to A$1.2 million, announced in the 2012-13 Budget.

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•	An increase in duty rates on general insurance products, more closely aligning Queensland’s rates with those applied in other states.

•	Extending the Emergency Management, Fire and Rescue Levy (currently known as Urban Fire Levy) to all rateable properties to ensure a sustainable funding base for emergency management services.

Further departmental savings of A$100 million per annum from 2013-14 were also implemented.

The 2014-15 State Budget and MYFER

As a result of the measures implemented since the 2012-13 Budget, the associated expenditure control, a General Government fiscal deficit of A$2.581 billion was recorded in 2013-14 – the smallest fiscal such deficit since 2006-07. The net operating balance was a surplus of A$619 million, noting that both the fiscal balance and operating balance were heavily influenced by a A$1.5 billion prepayment of Commonwealth disaster recovery funding.

In the 2014-15 MYFER, an operating deficit of A$64 million was forecast for 2014-15 (equating to a fiscal deficit of A$2.8 billion after incorporating capital spending), with fiscal surpluses projected from 2015-16 onwards supported by operating surpluses in excess of A$3 billion per annum.

The improvement in 2015-16 was projected despite reductions in key revenue sources of A$5.9 billion in underlying terms, over the period 2012-13 to 2015-16, since the 2012-13 budget.

Expenditure growth has been restrained in recent years. Operating expenses in 2013-14 were A$2.0 billion lower than the 2013-14 MYFER estimates. General Government expenses growth averaged only 0.1% in 2012-13 and 2013-14.

Fiscal Principles

The Financial Accountability Act 2009 requires the Treasurer to prepare and table in the Legislative Assembly a Charter of Fiscal Responsibility. The Charter sets the Government’s fiscal objectives and fiscal principles that support those objectives.

The Treasurer must report regularly to the Legislative Assembly on progress the Government has made against the priorities stated in the Charter. This report is published each year in the Budget papers and MYFER.

The Previous Queensland Government adopted the following four fiscal principles:

•	Principle 1 – Stabilize then significantly reduce debt

•	Principle 2 – Achieve and maintain a General Government sector fiscal balance by 2014-15

•	Principle 3 – Maintain a competitive tax environment for business

•	Principle 4 – Target full funding of long term liabilities such as superannuation in accordance with actuarial advice

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As outlined in the 2014-15 MYFER, significant progress has been made towards the achievement of the Previous Queensland Government’s fiscal principles.

The Fiscal Principles of the Previous Queensland Government

Principle	Indicator
	Debt to Revenue Ratio
		2014-15 Budget per cent	2014-15 MYFER per cent

Stabilize then significantly reduce debt (Non-financial Public sector)	2013-14	146		135
	2014-15	141		140
	2015-16	134		132
	2016-17	130		129
	2017-18	128		126

	General Government Fiscal Balance
		2014-15 Budget (A$ million)	2014-15 MYFER (A$ million)
Achieve and maintain a General Government sector fiscal balance by 2014-15	2013-14	-6,083		-2,581
	2014-15	-2,271		-2,842
	2015-16	862		331
	2016-17	508		216
	1017-18	883		634

	Taxation revenue per capita, 2014-15
Maintain a competitive tax environment for business	Queensland		A$	2,638
	Average of other states and territories:		A$	3,177

Target full funding of long term liabilities such as superannuation in accordance with actuarial advice	As at the last actuarial review (released June 2014), accruing superannuation liabilities were fully funded. The State Actuary reviews the scheme every three years.

During the 2015 election campaign, the Australian Labor Party (which has since formed Government) outlined five fiscal principles:

1.	Maintain a General Government sector Net Operating Surplus over the economic cycle.

2.	Pay down General Government sector debt of A$5.4 billion over six years, with a target of paying down A$12 billion of General Government debt over 10 years.

3.	Borrowing in the General Government sector will be strictly managed for new infrastructure so as to be serviced within a General Government Net Operating Surplus target, while also seeking to ensure a consistent flow of works to support jobs and the economy, and mitigate against a backlog of necessary works emerging.

4.	Maintain competitive taxation by ensuring that General Government sector own-source revenue remains at or below 8.5% of nominal GSP, on average, over the forward estimates.

5.	Target full funding of long-term liabilities such as superannuation and WorkCover in accordance with actuarial advice.

Further, Queensland Treasury is being commissioned to undertake a full review of the State’s finances, including medium-term fiscal projections and strategy, which will be published in the first budget of the current term.

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The Queensland Government has further advised that it will cease all work undertaken on the Previous Queensland Government’s asset sales program.

Operating Statement

2013-14 Outcome

Based on actual results, General Government expenses fell by A$197.9 million (0.4%) in 2013-14. This follows on from growth of only 0.6% in 2012-13.

Meanwhile, revenues grew 11.9% in 2013-14, after falling 8.8% in 2012-13. This partially reflected measures such as delaying the additional promised increases in the payroll tax threshold, as well as increasing coal royalty rates, gambling taxes, insurance premiums and the Emergency Management, Fire and Rescue Levy.

On a Uniform Presentation Framework (“UPF”) basis, the General Government sector recorded an operating surplus of A$618.5 million compared to the 2014-15 Budget estimated actual deficit of A$2.298 billion. The improvement in the result was largely due to higher revenue (mainly from the Commonwealth). In addition, expenses were lower than forecast in the 2014-15 Budget for 2013-14.

It is important to realize that the operating surplus in 2013-14 depends heavily on the timing of transactions, such as the prepayment by the Commonwealth of A$1.5 billion in Natural Disaster Relief and Recovery Arrangements funding in 2013-14. Without this prepayment a surplus would not have been achieved.

The improvement in the net operating balance combined with lower capital purchases resulted in a General Government fiscal deficit of A$2.581 billion compared to the estimated fiscal deficit of A$6.083 billion.

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Table 1 below provides aggregate outcome information for 2013-14 and the most recent forecasts for 2014-15.

Table 1

Key Financial Aggregates

(UPF Basis)

	2012-13 Actual	2013-14 Estimated Actual	2013-14 Actual	2014-15 MYFER Forecast
	A$ million
General Government Sector:
Revenue	41,755	44,851	46,734	49,149
Expenses	46,313	47,149	46,115	49,213

Net operating balance	-4,558	-2,298	619	-64
Purchases of non-financial assets	7,001	6,634	6,322	5,903
Fiscal balance	-7,947	-6,083	-2,581	-2,842

Public Non-Financial Corporations Sector:
Revenue	11,632	11,721	11,738	11,396
Expenses	10,604	10,341	10,260	9,854

Net operating balance	1,028	1,380	1,478	1,542
Purchases of non-financial assets	3,742	3,120	2,991	3,426
Fiscal balance	-619	581	643	544

Non-Financial Public:
Revenue	49,175	52,113	54,008	55,413
Expenses	53,594	54,320	53,284	55,449

Net operating balance	-4,420	-2,207	724	-36
Purchases of non-financial assets	10,719	9,754	9,312	9,329
Fiscal balance	-9,432	-6,791	-3,309	-3,812

Note:	2012-13 actuals have been rebased for the General Government sector, whilst for the public non-financial corporation sector and non-financial public sector figures are unrevised actuals

Revenue

Commonwealth grants, are the principal form of revenue for the State, accounting for around over 40% of budgeted General Government revenue, with taxes contributing around a quarter of such revenue.

Total revenue in 2013-14 was A$1.883 billion higher than the 2013-14 estimated actual. This was largely due to higher than expected Commonwealth grants after the Commonwealth paid an Natural Disaster Relief and Recovery Arrangements grant of A$1.5 billion in advance on June 30, 2014.

Expenses

In UPF terms, General Government expenses fell A$197.8 million (0.4%) to A$46,115 million in 2013-14, the only time expenses have fallen since accrual accounting commenced in 1998-99.

The key reason for the low expenses growth has been strong management of employee expenses. Employee expenses in 2013-14, although very similar to the estimated actual, were 1.7% (or A$312 million) lower than in 2012-13, having fallen by 0.7% in 2012-13.

Employee expenses have now fallen for two years in a row – and in 2013-14 were A$433 million less than in 2011-12.

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Purchases of non-financial assets and borrowings

Table 2 below provides data on the State’s purchases of non-financial assets.

Table 2

2012-13 Capital Program and Balance Sheet Results

and 2013-14 Budget Projections

(UPF Basis)

	2012-13 Actual	2013-14 Estimated Actual	2013-14 Actual	2014-15 Budget Forecast
	(A$ million)
Purchases of Non-Financial Assets:
General Government sector	7,001	6,634	6,322	5,972
Public non-financial corporations	3,742	3,120	2,991	3,429
Non-financial public sector[1,2]	10,719	9,754	9,312	9,401

Borrowings:
General Government sector	37,879	44,979	41,403	48,141
Public non-financial corporations	31,153	31,143	31,313	31,814
Non-financial public sector	69,031	76,123	72,716	79,956

Notes:

(1)	Under present Loan Council UPF arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.
(2)	Purchases of non-financial assets comprize expenditure on new and second-hand fixed assets, plus land and intangible assets. Fixed assets are durable goods intended to be employed in the production process for longer than a year. It also includes expenditure on mineral deposits, timber tracts and similar non-reproducible tangible assets, and expenditure on intangible assets such as patents and copyrights. Purchases of non-financial assets differs from the total State capital program reported in Budget Paper No. 3 due to capital grants being included in the Capital Works Program.

Note:	2012–13 actuals have been rebased for the General Government sector, whilst for the public non-financial corporation sector and non-financial public sector figures are unrevised actuals.

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector for 2013-14 fell A$3,698 million to A$169,265 million as at June 30, 2014.

Borrowings in the General Government sector were A$41,403 million at June 30, 2014, A$3,524 million more than in 2012-13. This increase was primarily to support General Government capital purchases (purchases of non-financial assets).

Borrowings of A$72,716 million were held in the non-financial public sector at June 30, 2014, A$3,629 million more than in 2012-13. The 2014-15 Budget forecast that borrowings would increase to A$77,553 in 2014-15, to partly fund the State’s capital program.

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Capital Program

On a UPF basis, the General Government’s purchases of non-financial assets (i.e. capital expenditure) in 2013-14 was A$6,322 million, A$679 million less than occurred in 2012-13. This was also A$312 million less than the 2014-15 Budget estimate for 2013-14 capital purchases, largely as a result of the timing of expenditure, particularly on new hospitals and disaster remediation.

Purchases of non-financial assets of A$9,312 million occurred in the Non-financial Public sector in 2013-14, A$1,462 million less than 2012-13. This reduction was largely the outcome of reductions in Government owned corporations capital expenditure reflecting greater efficiency in capital expenditure programs and the further subdued outlook for energy demand and consumption.

Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a UPF basis.

Royalties continue to be a very volatile source of revenue, with contract prices, the A$-US$ exchange rate, and trading partner demand being key drivers of royalty collections.

General Government expenses were forecast in the 2014-15 Budget to grow by an average of 3.7% per annum for 2014-15 to 2017-18.

Employee expenses are expected to grow by 3.8% per annum on average for the four years to 2017-18.

Table 3

Key Financial Aggregates Forecasts (Summary)

(UPF Basis)

	2014-15 Forecast	2015-16 Forecast	2016-17 Projected	2017-18 Projected
	A$ millions
General Government Sector:
Revenue	49,149	52,951	54,510	56,270
Expenses	49,213	49,873	51,390	53,259

Net operating balance	-64	3,078	3,120	3,011
Purchases of non-financial assets	5,903	6,089	5,768	5,496
Fiscal balance	-2,842	331	216	634
Borrowings	45,801	46,097	46,630	47,072

Public Non-Financial Corporations Sector:
Revenue	11,396	11,522	12,219	12,764
Expenses	9,854	10,037	10,430	10,738

Net operating balance	1,542	1,484	1,789	2,026
Purchases of non-financial assets	3,426	3,755	3,564	3,525
Fiscal balance	544	168	746	1,135
Borrowings	31,752	32,144	32,210	32,720

Non-Financial Public Sector:
Revenue	55,413	59,298	61,310	63,515
Expenses	55,449	56,136	57,903	60,056

Net operating balance	-36	3,162	3,407	3,459
Purchases of non-financial assets	9,329	9,844	9,332	9,021
Fiscal balance	-3,812	-920	-540	193
Borrowings	77,553	78,241	78,840	79,792

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